July 12, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Jeffrey Gabor

Re:	Modular Medical, Inc.
Registration Statement on Form S-1
Registration No. 333-257752
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Modular Medical, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 so that it may become effective at 4:00 p.m., Eastern Time, July 14, 2021 or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the Staff of the Division of Corporate Finance of the Commission.

The Company would also appreciate telephone notice of such effectiveness to Lawrence G. Nusbaum of Gusrae Kaplan Nusbaum PLLC at (212) 269-1400 or if you have any other questions regarding this matter.

Very truly yours,

MODULAR MEDICAL, INC.

By:	/s/ Paul DiPerna
Paul DiPerna
Chairman, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer

16772 West Bernardo Drive, San Diego, CA 92127 – 858.800.3500 – modular-medical.com